At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Government Securities Fund, Inc. on behalf of:

                                                  For              Against
     Strong Government Securities Fund      50,752,721.385      8,534,491.865
                                               Abstain        Broker non-votes
                                             2,203,079.986      11,331,572.000